Exhibit 99.2

Management’s Report

The consolidated financial statements of Penn West Energy Trust were prepared by management in accordance with accounting principles generally accepted in Canada. In preparing the consolidated financial statements, management has made estimates because a precise determination of certain assets and liabilities is dependent on future events. The financial and operating information presented in this report is consistent with that shown in the consolidated financial statements.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial records for the preparation of statements.

The consolidated financial statements have been examined by the external auditors and approved by the Board of Directors. The Board of Director’s financial statement related responsibilities are fulfilled through the Audit Committee. The Audit Committee is composed entirely of independent directors. The Audit Committee recommends appointment of the external auditors to the Board of Directors, ensures their independence, and approves their fees. The Audit Committee meets regularly with management and the external auditors to discuss reporting and control issues and to ensure each party is properly discharging its responsibilities. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

/s/ Todd H. Takeyasu	/s/ Derek W. Loomer	/s/ William E. Andrew
Todd H. Takeyasu	Derek W. Loomer	William E. Andrew
Vice President, Finance	Controller	President

February 27, 2006

Auditors’ Report to Unitholders

We have audited the consolidated balance sheets of Penn West Energy Trust as at December 31, 2005 and 2004 and the consolidated statements of income and accumulated earnings and cash flow for the years then ended. These consolidated financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants
Calgary, Canada
February 27, 2006

Consolidated Balance Sheets

YEARS ENDED DECEMBER 31, ($ millions)	2005	2004
ASSETS
Current
Accounts receivable	$214.4	$160.5
Future income taxes	—	25.3
Risk management (note 10)	8.5	—
Other	29.0	19.8
	251.9	205.6
Property, plant and equipment (note 3)	3,715.2	3,661.8
	$3,967.1	$3,867.4
LIABILITIES AND UNITHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$304.1	$306.6
Taxes payable	11.8	11.2
Distributions/dividends payable	50.6	6.7
Stock-based compensation (note 8)	—	71.0
Deferred gain on financial instruments (note 10)	11.9	—
	378.4	395.5
Bank loan (note 4)	542.0	503.1
Asset retirement obligations (note 5)	192.4	180.7
Stock-based compensation (note 8)	—	20.9
Future income taxes	682.1	858.2
	1,416.5	1,562.9
Unitholders’ Equity
Unitholders’ capital (note 7)	561.0	515.3
Contributed surplus (note 7)	5.5	—
Accumulated earnings	1,927.2	1,393.7
Accumulated cash distributions (note 9)	(321.5)	—
	2,172.2	1,909.0
	$3,967.1	$3,867.4

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board

/s/ John A. Brussa	/s/ James C. Smith
John A. Brussa	James C. Smith
Chairman	Director

Consolidated Statements of Income and Accumulated Earnings

YEARS ENDED DECEMBER 31, ($ millions, except per unit amounts)	2005	2004
Revenues
Oil and natural gas	$1,919.0	$1,521.3
Royalties	(355.0)	(296.1)
	1,564.0	1,225.2
Expenses
Operating	327.4	300.4
Transportation	22.7	25.6
General and administrative	23.1	16.1
Interest on long term debt	23.2	17.0
Depletion, depreciation and accretion	437.6	413.1
Equity-based compensation (note 8)	77.2	84.1
Foreign exchange (gain) loss	4.5	(40.4)
Risk management activities (note 10)	3.4	—
	919.1	815.9
Income before Taxes	644.9	409.3
Taxes
Capital	14.7	10.1
Current income	54.1	17.8
Future income (recovery)	(1.1)	109.6
	67.7	137.5
Net Income	$577.2	$271.8
Net Income per Unit (1)
Basic	$3.55	$1.68
Diluted	$3.48	$1.65

Accumulated Earnings, Beginning of Period	$1,393.7	$1,148.7
Net income	577.2	271.8
Plan of arrangement (note 13)	(32.9)	—
Dividends	(10.8)	(26.8)
Accumulated Earnings, End of Period	$1,927.2	$1,393.7

See accompanying notes to the consolidated financial statements

(1)   The 2004 comparative figures have been restated to reflect the conversion ratio of three trust units issued for each Penn West common share pursuant to the plan of arrangement.

Consolidated Statements of Cash Flow

YEARS ENDED DECEMBER 31, ($ millions)	2005	2004
Operating Activities
Net income	$577.2	$271.8
Depletion, depreciation and accretion	437.6	413.1
Future income taxes (recovery)	(1.1)	109.6
Foreign exchange (gain) loss	4.5	(40.4)
Equity-based compensation (note 8)	77.2	84.1
Risk management activities (note 10)	3.4	—
Payments for surrendered options	(141.6)	(15.6)
Environmental expenditures	(22.6)	(29.5)
Decrease (increase) in non-cash working capital	(1.8)	23.7
	932.8	816.8
Investing Activities
Additions to property, plant and equipment, net	(456.7)	(865.6)
Decrease (increase) in non-cash working capital	(63.2)	50.0
	(519.9)	(815.6)
Financing Activities
(Decrease) increase in bank loan	(51.4)	72.6
Issue of equity	23.7	5.2
Realized foreign exchange gain	85.8	28.5
Distributions/dividends paid	(288.4)	(107.6)
Plan of arrangement costs (note 13)	(36.3)	—
Settlement of future income tax liabilities on conversion	(146.3)	—
Decrease in non-cash working capital	—	0.1
	(412.9)	(1.2)
Change in Cash	—	—
Cash, Beginning of Period	—	—
Cash, End of Period	$—	$—
Interest paid	$22.9	$17.0
Income and capital taxes paid (recovered)	$241.2	$(9.5)

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

(ALL TABULAR AMOUNTS IN $ MILLIONS, EXCEPT UNIT AND PER UNIT AMOUNTS)

1. Structure of the Trust

On May 31, 2005, Penn West Petroleum Ltd. (the “Company”) was reorganized into Penn West Energy Trust (the “Trust”) under a plan of arrangement (the “Plan”) entered into by the Trust and the Company and its shareholders. Shareholders received three trust units for each common share held. On June 2, 2005, the trust units commenced trading on the TSX under the symbol “PWT.UN”. The Trust was created pursuant to a trust indenture dated April 22, 2005 with CIBC Mellon Trust Company appointed trustee.

The Trust is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The purpose of the Trust is to indirectly explore for, develop and hold interests in petroleum and natural gas properties, through investments in securities of subsidiaries and royalty interests in oil and natural gas properties. The Trust owns 100 percent of the common shares of the Company which carries on the business of the Trust. The activities of the Company are financed through interest bearing notes from the Trust and third-party debt as described in the notes to these consolidated financial statements.

Pursuant to the terms of an NPI agreement (the “NPI”), the Trust is entitled to payments from the Company equal to essentially all of the proceeds of the sale of production, less certain specified deductions. Under the terms of the NPI, the deductions are discretionary and include the requirement to fund capital expenditures.

Under the terms of the trust indenture, the Trust is required to make distributions to unitholders in amounts equal to the income of the Trust earned from interest on certain notes, the NPI, and any dividends paid on the common shares of the Company, less any expenses of the Trust.

2. Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

a) Principles of consolidation

The consolidated financial statements, prior to the Plan, included the Company and its subsidiaries. Upon completion of the Plan, the consolidated financial statements have been prepared on a continuity of interests basis with the Trust as the successor to the Company.

The 2005 consolidated financial statements reflect the results of operations and cash flows of the Company and its subsidiaries for the period January 1, 2005 to May 31, 2005 and the results of operations of the Trust and its subsidiaries for the period from June 1, 2005 to December 31, 2005. As a result of the conversion into a trust, certain information included in the consolidated financial statements for prior periods may not be comparable. The consolidated financial statements include the accounts of the Trust and all its wholly owned subsidiaries and partnerships.

b) Other current assets

Other current assets include deposits, prepayments and inventory. Inventories are valued at the lower of cost and net realizable value.

c) Property, plant and equipment

I) CAPITALIZED COSTS

The full cost method of accounting for oil and natural gas operations is followed whereby all costs of acquiring, exploring and developing oil and natural gas reserves are capitalized. These costs include lease acquisition, geological and geophysical, exploration and development and related equipment costs. Proceeds from the disposition of oil and natural gas properties are accounted for as a reduction of capitalized costs, with no gain or loss recognized unless such disposition results in a significant change in the depletion and depreciation rate.

II) DEPLETION AND DEPRECIATION

Depletion and depreciation of resource properties is calculated using the unit-of production method based on production volumes before royalties in relation to total proved reserves as estimated by independent petroleum engineers. Natural gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. In determining its depletion base, the Trust includes estimated future costs to be incurred in developing proved reserves and excludes estimated facility and equipment salvage values and the cost of unevaluated properties. Significant natural gas processing facilities, net of estimated salvage values, are depreciated using the declining balance method over the estimated useful lives of the facilities.

III) CEILING TEST

The recoverability of accumulated costs in a cost center is assessed based on undiscounted future cash flows from proved reserves, using forecast prices, and the cost of unproven properties. If accumulated costs are assessed to be not fully recoverable, the cost centre is written down to its fair value estimated as the present value of expected future cash flows, using forecast prices, from proved and probable reserves and the value of unproved properties. Expected future cash flows are discounted at the Trust’s estimated risk free rate.

IV) ASSET RETIREMENT OBLIGATIONS

The fair value of legal obligations for property abandonment and site restoration are recognized as a liability on the balance sheet as incurred with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future amount through accretion charges included in depletion, depreciation and accretion. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded liability. Asset retirement expenditures, up to the recorded liability at the time, are charged to the liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset.

The estimates in ii) and iii) and iv) are based on volumes and reserves calculated based on forecast sales prices, costs and regulations expected at the end of the fiscal year.

d) Joint ventures

Some of the Trust’s exploration and development activities are conducted jointly with others. The accounts reflect only the Trust’s proportionate interest in such activities.

e) Financial instruments

The Trust has policies and procedures in place with respect to the required documentation and approvals for the use of derivative financial instruments and their use is limited to mitigating market price risk associated with expected cash flows.

The Trust elected to discontinue hedge accounting in 2005. Effective July 1, all financial instruments are accounted for using the fair value method. These financial instruments are recognized on the balance sheet at inception and changes in the fair value of these instruments are recognized in income.

Prior to July 1, 2005 financial instruments that were determined to be hedges were accounted for as a component of the hedged item such as oil prices, natural gas prices, electricity costs or interest. The changes in market values of financial instruments accounted for as hedges were not recognized in the financial statements until the underlying oil or natural gas production, power or interest was realized. Changes in market value of financial instruments determined not to be hedges, not qualifying as a hedge, or no longer effective as a hedge were fully recognized in the financial statements.

f) Enhanced oil recovery

The value of proprietary injectants is not recognized as revenue until reproduced and sold to third parties. The cost of injectants purchased from third parties for miscible flood projects is included in property, plant and equipment. Deferred injectant costs are amortized as depletion and depreciation over the period of expected future economic benefit on a straight-line basis. Costs associated with the production of proprietary injectants are expensed.

g) Foreign currency translation

Monetary items, such as receivables and borrowings, are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items, such as property, plant and equipment, are translated to Canadian dollars at the rates of exchange in effect when the transaction occurred. Revenues and expenses denominated in foreign currencies are translated at the average exchange rates in effect during the period. Foreign exchange gains or losses on translation are included in income.

h) Equity-based compensation

The Trust has a new trust unit rights incentive plan that was implemented during the second quarter of 2005. Compensation expense for the plan is based on the fair value of rights issued and amortized over the remaining vesting periods on a straight-line basis. The Black-Scholes option pricing model was used to determine the fair value of rights granted.

The Company had a stock option plan in effect until May 31, 2005. As the plan included a cash settlement alternative, stock-based compensation cost was measured for stock options outstanding at intrinsic value and recognized as an expense over the vesting period. Provision was made for all vested options at the period end plus the portion of future option vestings attributable to the current period. Changes in intrinsic value of outstanding options between the grant date and the measurement date were reflected as stock-based compensation cost. Cash payments made on option exercises were charged against the stock-based compensation liability to the extent that prior provision was made for the payment. Payments in excess of the recorded liability were charged to stock-based compensation cost.

Compensation costs in excess of the recorded liability that were realized due to the cancellation of outstanding stock options as a result of the trust conversion were charged to income as the stock option plan contained a cash settlement alternative.

Costs in respect to the employee trust unit savings plan are expensed as incurred.

i) Revenue recognition

Revenues from the sale of crude oil, natural gas liquids and natural gas are recognized when title passes from the Company to the purchaser. Sales below or in excess of the Company’s working interest share of production are recorded as inventory or deferred revenue, respectively.

j) Income taxes

The corporate subsidiaries of the Trust use the liability method of accounting for future income taxes. Timing differences are calculated assuming that the financial assets and liabilities will be settled at their carrying amount. Future income taxes are computed on temporary differences using income tax rates that are expected to apply when future income tax assets and liabilities are realized or settled.

The Trust entity is taxable on income in excess of distributions to unitholders. In accordance with its trust indenture, no provision for future income taxes has been made for timing differences in the Trust as the Trust is required to distribute all of its taxable income to unitholders.

3. Property, plant and equipment

DECEMBER 31,	2005	2004
Oil and natural gas properties, and production and processing equipment	$5,710.4	$5,241.8
Other	14.0	12.7
	$5,724.4	$5,254.5
Accumulated depletion and depreciation	(2,009.2)	(1,592.7)
Net book value	$3,715.2	$3,661.8

Other than the Trust’s net share of capital overhead recoveries, no G&A is capitalized. The cost of unevaluated property excluded from the depletion base as at December 31, 2005 was $259 million (2004 – $284 million). The depletion and depreciation calculation includes future capital costs to develop proved reserves of $413 million (2004 – $397 million).

A ceiling test calculation was performed on the Trust’s oil and natural gas property interests at December 31, 2005, which determined that the estimated undiscounted future net cash flows associated with proved reserves, based on forecast prices and escalated costs, exceeded the carrying amount of the Trust’s oil and natural gas property interests. Average prices of $8.46 per mcf for gas and $54.95 per bbl for liquids were used to calculate the future net revenues.

4. Bank loan

DECEMBER 31,	2005	2004
Bankers’ acceptances	$542.0	$154.1
LIBOR advances (2004 – US$290 million)	—	349.0
	$542.0	$503.1

As at December 31, 2005, the Company had an unsecured, extendable, three year revolving syndicated credit facility with an aggregate borrowing limit of $1,170 million that expires May 31, 2008, plus a $50 million operating credit facility. The credit facility contains provision for stamping fees on Bankers’ Acceptances and LIBOR loans, and standby fees on lines that vary depending on certain consolidated financial ratios. Letters of credit totaling $9 million (2004 – $9 million), that reduced the amount otherwise available to be drawn on the operating facility, were outstanding at the end of the year.

In 2005, the Company converted its U.S. denominated borrowings to Canadian dollar loans realizing a foreign exchange gain of $85.8 million.

5. Asset retirement obligations

Total asset retirement obligations are based upon the present value of the Trust’s net share of estimated future costs to abandon and reclaim all wells and facilities. The estimates were made by management and external consultants assuming current technology and enacted legislation.

The total undiscounted, uninflated amount required to settle the asset retirement obligations at December 31, 2005 was $777 million (2004 – $737 million). The asset retirement obligation was determined by applying an inflation factor of 1.7 percent (2004 – 1.5 percent) and discounting the inflated amount using a credit adjusted rate of 7.5 percent (2004 – 7.5 percent) over the expected useful life of the underlying assets, which currently extends up to 50 years into the future with an average life of 22 years.

Changes to asset retirement obligations were as follows:

	2005	2004
Asset retirement obligations at January 1	$180.7	$172.8
Liabilities incurred during the period	9.8	18.6
Liabilities settled during the period	(22.6)	(29.5)
Increase in liability due to change in estimates	3.4	—
Accretion	21.1	18.8
Asset retirement obligations at December 31	$192.4	$180.7

6. Income taxes

As at December 31, future income tax assets (liabilities) arose from temporary differences as follows:

	2005	2004
Property, plant and equipment	$(753.7)	$(914.0)
Asset retirement obligations	67.0	64.4
Other	4.6	—
Bank loan	—	(16.1)
Stock-based compensation	—	32.8
Capital losses	—	10.7
Valuation allowance on capital losses	—	(10.7)
	$(682.1)	$(832.9)
Current future income tax assets	$—	$25.3
Future income tax liability	(682.1)	(858.2)
	$(682.1)	$(832.9)

The Trust maintains an income tax status that permits it to deduct distributions to unitholders in addition to other items. Accordingly, no future income tax provision or recovery was made for temporary differences in the Trust. As at December 31, 2005, the book amount of the Trust’s assets and liabilities exceed their tax basis by $86 million.

The provision for (recovery of) income taxes reflects an effective tax rate that differs from the combined federal and provincial statutory tax rate as follows:

YEARS ENDED DECEMBER 31,	2005	2004
Income before taxes	$644.9	$409.3
Corporate income tax rate	38.4%	39.4%
Computed income tax provision	$247.6	$161.3
Increase (decrease) resulting from:
Net income attributable to the Trust	(154.3)	—
Non-deductible Crown payments, net	71.0	72.6
Resource allowance	(75.9)	(74.2)
Tax rate reductions	(31.1)	(20.2)
Non-taxable foreign exchange	0.8	(7.5)
Other	(5.1)	(4.6)
Total income taxes	$53.0	$127.4
Current	54.1	17.8
Future (recovery)	(1.1)	109.6
	$53.0	$127.4

7. Unitholders’ capital

a) Authorized

i) An unlimited number of voting Trust units, which are redeemable at the option of the unitholder.

ii) An unlimited number of Special Voting Units, which enable the Trust to provide voting rights to holders of any exchangeable shares that may be issued by any direct or indirect subsidiaries of the Trust. Except for the right to vote, the Special Voting Units do not confer any other rights.

Trust units are redeemable at any time at the option of the unitholder. The redemption price is equal to the lesser of 95 percent of the closing market price on the date the units were tendered for redemption, 95 percent of the market price for the 10 days immediately after the date the units were tendered for redemption, or 95 percent of the closing market price on the date of redemption. Total redemptions are limited to $250,000 in any calendar month, subject to waiver at the discretion of the administrator. If the limitation is not waived, the amount payable in excess of the $250,000 will be settled by the distribution of redemption notes to the redeeming unitholders by the Trust.

The Trust has a Distribution Reinvestment and Optional Trust Unit Purchase Plan (the “DRIP”) that provides eligible unitholders the opportunity to reinvest monthly cash distributions into additional units at a potential discount. Units are issued from treasury at 95 percent of the average market price when available. When units are not available from treasury they are acquired in the open market at prevailing market prices.

Unitholders who participate in the DRIP may also purchase additional units, subject to a monthly maximum of $5,000 and a minimum of $500. Optional cash purchase units are acquired, without a discount, in the open market at prevailing market prices or issued from treasury at the average market price.

b) Issued

Penn West shareholders received three trust units for each common share held resulting in the issuance of 163,137,018 trust units in exchange for the common shares of Penn West pursuant to the plan of arrangement. No special voting units were issued.

Common shares of Penn West	Shares	Amount
Balance, December 31, 2003	53,692,290	$505.6
Issued on excerise of stock options	176,455	5.2
Liability settlement on stock options excercised for shares	—	4.5
Balance, December 31, 2004	53,868,745	$515.3
Issued on exercise of stock options	488,399	17.0
Issued to employee stock savings plan	21,905	1.8
Cancellation of certificates	(43)	—
Liability settlements on stock options exercised for shares	—	22.0
Balance, May 31, 2005 prior to plan of arrangement	54,379,006	$556.1
Exchanged for trust units	(54,379,006)	(556.1)
Balance as at May 31, 2005	—	$—

Trust units of Penn West Energy Trust	Units	Amount
Issued to settlor for cash, April 22, 2005	1,250	$—
Exchanged for Penn West shares, May 31, 2005	163,137,018	556.1
Issued to employee trust unit savings plan	151,745	4.9
Balance as at December 31, 2005	163,290,013	$561.0

c) Contributed surplus

	2005	2004
Balance, January 1	$—	$—
Unit-based compensation expense	5.5	—
Balance as at December 31	$5.5	$—

8. Equity-based compensation

a) Stock option plan

Until May 31, 2005, the Company had a stock option plan (the “Stock Option Plan”) for the benefit of its employees and directors. Stock options vested over a five-year period and, if unexercised, expired six years from the date of grant. The stock option plan included a cash payment alternative and stock-based compensation costs were recorded based on changes to the share price at the end of each quarter and any changes to the number of outstanding options. Pursuant to the plan of arrangement, all stock options outstanding on the date of conversion were settled for cash of $84.77 per share or by issuing shares. The continuity of the compensation liability and outstanding options to the date of cancellation was as follows:

	2005	2004
Liability, January 1	$91.9	$27.9
Compensation expense provision	71.7	84.1
Cash payments on exercise of stock options	(141.6)	(15.6)
Liability settlements on stock options exercised for shares	(22.0)	(4.5)
Liability, December 31	—	91.9
Current portion	—	71.0
Long term portion	—	20.9
	$—	$91.9

	Number of	Weighted Average
Penn West stock options	Stock Options	Excercise Price
Outstanding, January 1, 2005	3,728,980	$39.00
Granted	82,600	79.51
Exercised for common shares	(488,399)	34.72
Settled for cash	(3,212,931)	40.51
Forfeited	(110,250)	44.26
Outstanding, May 31, 2005	—	$—

b) Trust unit rights incentive plan

In May 2005, the Trust implemented a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The number of trust units reserved for issuance shall not at any time exceed ten percent of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices are equal to the market price for the trust units based on the five-day weighted average market price prior to the date the unit rights are granted. If certain conditions are met, the exercise price per unit is reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by the Trust after the grant date. Rights granted under the plan vest over a five-year period and expire six years after the date of the grant.

Trust unit rights	Number of unit rights	Weighted average exercise price
Granted	10,045,325	$29.73
Forfeited	(597,700)	28.46
Balance before reduction of exercise price	9,447,625	$29.81
Reduction of exercise price for distributions paid	—	(1.36)
Outstanding, December 31, 2005	9,447,625	$28.45
Exercisable, December 31, 2005	—	$—

The Trust recorded compensation expense of $5.5 million for the period from implementation to December 31, 2005. The compensation expense is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis. The Black-Scholes option pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

SEVEN MONTHS ENDED DECEMBER 31,	2005
Average fair value of trust unit rights granted (PER UNIT)
Directors and officers	$6.50
Other employees	$6.13
Expected life of trust unit rights (years)
Directors and officers	5.0
Other employees	4.5
Expected volatility (average)	16%
Risk free rate of return (average)	3.4%
Expected distribution rate	*Nil

*             The expected distribution rate is assumed to be nil as it is expected that future distributions will result in a reduction to the exercise price of trust unit rights.

c) Employee trust unit savings plan

The Trust has an employee trust unit savings plan (the “Savings Plan”) for the benefit of all employees. Under the Savings Plan, employees may elect to contribute up to 10 percent of their salary and contributions are used to fund the acquisition of trust units. The Trust matches employee contributions at a rate of $1.50 for each $1.00 contributed. Trust units may be issued from treasury at the five-day weighted average month end market price or purchased in the open market. No units have been purchased in the open market subsequent to the conversion.

Prior to the trust conversion, the Company had a stock savings plan with essentially the same terms as the Plan. During 2005, 20,355 employer contribution shares (equivalent to 61,065 trust units) were purchased in the open market at an average price of $81.48 per share ($27.16 per equivalent trust unit) and a total cost of $1.7 million and 21,905 shares (equivalent to 65,715 trust units) were issued from treasury. In 2004, all employee contribution shares and 87,787 employer contribution shares (equivalent to 263,361 trust units) were purchased in the open market. The employer contribution shares were purchased at an average price of $66.90 per share ($22.30 per equivalent trust unit) and a total cost of $5.9 million.

9. Distributions payable to unitholders

Under the terms of the Trust indenture, the Trust is required to make distributions to unitholders in amounts equal to the income of the Trust earned from interest on certain notes, the NPI, and any dividends paid on the common shares of the Company, less any expenses of the Trust. Distributions may be monthly or special and in cash or in trust units at the discretion of the Board of Directors. Distributions payable to unitholders is the amount declared and payable by the Trust.

Accumulated cash distributions	2005
Accumulated cash distributions, beginning of period	$—
Distributions declared	321.5
Accumulated cash distributions, end of period	$321.5

Distributions per unit (1)	$1.97
Accumulated cash distributions per unit, beginning of period	—
Accumulated cash distributions per unit, end of period	$1.97

(1)  Distributions per unit are the sum of the per unit amounts declared monthly to unitholders.

10. Financial instruments

Financial instruments, included in the balance sheets, consist of accounts and taxes receivable, current liabilities and the bank loan. The fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments and the market rate of interest and exchange rates applied to the bank loan.

All of the accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. The Trust, from time to time, uses various types of financial instruments to reduce its exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these instruments exposes the Trust to credit risks associated with the possible non-performance of counterparties to derivative instruments. The Trust limits this risk by transacting only with financial institutions with high credit ratings and by obtaining security in certain circumstances.

The Trust’s revenue from the sale of crude oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To ensure that cash flows are sufficient to fund planned capital programs and distributions, costless collars, or other financial instruments, may be utilized. Collars ensure that commodity prices realized will fall into a contracted range for a contracted sales volume. Forward power contracts fix a portion of future electricity costs at levels determined to be economic by management.

Variations in interest rates directly impact interest costs. From time to time, the Trust may increase the certainty of future interest rates using financial instruments to swap floating interest rates to fixed rates.

Crude oil sales and certain bank loans are referenced to or denominated in U.S. dollars. Accordingly, realized crude oil prices and debts in Canadian dollars are directly impacted by CAD/USD exchange rates. From time to time, the Trust may use financial instruments to fix future exchange rates.

As at December 31, 2005, the Trust had the following financial instruments outstanding:

	Notional Volume	Remaining Term	Pricing	Market Value
				($ millions)
Crude Oil
WTI Costless Collars	20,000 bbls/d	Jan/06 – Dec/06	$US 47.50 to $67.86/bbl	$(22.1)

Natural Gas
AECO Costless Collars	46,300 mcf/d	Jan/06 – Mar/06	$8.64 to $16.69/mcf	0.2
AECO Costless Collars	46,300 mcf/d	Jan/06 – Oct/06	$8.64 to $16.25/mcf	2.1
AECO Costless Collars	18,500 mcf/d	Jan/06 – Oct/06	$9.72 to $17.28/mcf	3.3
AECO Costless Collars	23,100 mcf/d	Apr/06 – Sept/06	$9.07 to $15.12/mcf	0.7
AECO Costless Collars	9,300 mcf/d	Apr/06 – Sept/06	$9.18 to $15.39/mcf	0.8
AECO Costless Collars	13,400 mcf/d	Oct/06 – Dec/06	$9.18 to $17.39/mcf	0.2

Electricity
Alberta Power Pool Swaps	60 MW	2006	$42.25 to $43.15/MWh	16.6
Alberta Power Pool Swaps	35 MW	2007	$46.00/MWh	6.7

Effective July 1, 2005, the Trust elected to discontinue the designation of commodity and power financial instruments as hedges, choosing to account for these instruments using the fair value method. In accordance with the accounting recommendations, the fair value of power contracts at July 1, 2005 in the amount of $16.7 million was recorded as a deferred gain and will be recognized into income over the life of the contracts. Future changes in the fair value of commodity and power contracts will be recorded on the balance sheet with a corresponding unrealized gain or loss in income.

The following table reconciles the changes in the fair value of financial instruments no longer designated as hedges:

Risk Management:	December 31, 2005
Balance June 30, 2005	$—
Deferred gain at June 30	16.7
Unrealized gain on financial instruments	(8.2)
Fair value, end of period	$8.5
Deferred Gain on Financial Instruments:
Balance June 30, 2005	$—
Deferred gain at June 30	(16.7)
Amortization	4.8
Ending balance	$(11.9)

11. Per unit amounts

The Trust follows the treasury stock method to compute the dilutive impact of unit rights. The treasury stock method assumes that the proceeds received from the pro-forma exercise of in-the-money trust unit rights are used to purchase trust units at average market prices.

The Trust adopted the new earnings per share (“EPS”) accounting recommendations effective January 1, 2005. The number of incremental shares included in diluted EPS is computed using the average market price of common shares for the year-to-date period. In addition, contracts that could be settled in cash or common shares are assumed settled in common shares if share settlement is more dilutive. Shares to be issued upon conversion of convertible instruments with a mandatory conversion feature would be included in the basic weighted average EPS calculation from the date when conversion becomes mandatory. These changes did not materially impact the Trust’s reported diluted EPS amounts.

The weighted average number of trust units used to calculate per unit amounts was:

YEARS ENDED DECEMBER 31,	2005	2004
Basic	162,632,127	161,458,452
Diluted	165,878,364	164,408,871

12. Change in non-cash working capital

Changes in non-cash working capital items increased (decreased) cash and cash equivalents as follows:

YEARS ENDED DECEMBER 31,	2005	2004
Accounts receivable	$(53.9)	$(18.9)
Taxes receivable	—	26.3
Other current assets	(9.2)	(3.3)
Accounts payable and accrued liabilities	(2.5)	58.5
Taxes payable	0.6	11.2
	$(65.0)	$73.8
Operating activities	$(1.8)	$23.7
Investing activities	(63.2)	50.0
Financing activities	—	0.1
	$(65.0)	$73.8

13. Plan of arrangement costs

Effective May 31, 2005, the Company commenced operations as an oil and gas income trust pursuant to a plan of arrangement approved by the shareholders on May 27, 2005. Certain amounts, related to the plan of arrangement, were charged to accumulated earnings:

Amount
Rate differences on income taxes paid	$13.3
Incremental capital taxes	13.4
Financial advisor fees	5.6
Filing fees, communication, professional fees and other	4.0
Tax benefit on fees	(3.4)
$32.9

In addition, the Trust conversion resulted in a short income tax year that accelerated $146.3 million of cash income taxes as a significant amount of Penn West’s taxable income was earned in a partnership.

14. Related party transactions

The Trust incurred $2.1 million (2004 – $0.8 million) of legal expenses with a law firm, at which one of its partners is a director of the Trust.

Summary Information – Five year Summary

YEARS ENDED DECEMBER 31,	2005	2004	2003	2002	2001
($ millions, except unit and per unit (1) amounts)
FINANCIAL
Gross revenues	$1,919.0	$1,521.3	$1,394.2	$1,008.4	$1,096.6
Cash flow	1,184.6	866.7	812.8	463.5	612.9
Basic per unit	7.28	5.37	5.04	2.90	3.91
Diluted per unit	7.14	5.28	4.97	2.83	3.79
Net income	577.2	271.8	446.6	165.2	248.1
Basic per unit	3.55	1.68	2.77	1.03	1.58
Diluted per unit	3.48	1.65	2.73	1.01	1.53
Capital expenditures	456.7	865.6	608.1	573.3	633.5
Total assets	3,967.1	3,867.4	3,309.6	2,933.3	2,507.8
Bank indebtedness	542.0	503.1	442.4	598.4	556.3
Unitholders’ equity	2,172.2	1,909.0	1,654.3	1,314.6	1,128.9
Distributions declared	321.5	—	—	—	—
Dividends declared
Quarterly	10.8	26.8	6.7	—	—
Special	—	—	80.7	—	—
Total	$10.8	$26.8	$87.4	$—	$—
Trust units outstanding at year end (000s):
Basic	163,290	161,607	161,076	161,199	158,169
Basic plus rights	172,738	172,794	173,757	176,214	174,327
Market value per trust unit
High	$38.53	$27.33	$16.50	$14.91	$15.08
Low	25.23	15.86	11.92	10.92	10.10
Close	$37.99	$26.42	$16.05	$13.67	$11.80

OPERATING
Production
Light oil and natural gas liquids production (bbls/day)	33,137	34,943	35,479	33,822	29,375
Light oil and natural gas liquids price ($/bbl)	$62.59	$42.04	$38.40	$34.81	$34.92
Conventional heavy oil production (bbls/day)	18,705	18,136	10,853	10,211	9,509
Conventional heavy oil price ($/bbl)	$35.71	$31.73	$28.70	$26.10	$20.24
Total liquids production (bbls/day)	51,842	53,079	46,332	44,033	38,884
Total liquids price ($/bbl)	$52.89	$38.52	$36.13	$32.79	$31.33
Natural gas production (mmcf/day)	287.8	316.3	331.3	332.7	330.3
Natural gas price ($/mcf)	$8.74	$6.68	$6.48	$3.97	$5.41
Reserves (proved plus probable)
Oil and liquids (mmbbls)	241	240	222	249	229
Natural gas (bcf)	698	761	813	1,013	1,071
Wells drilled (gross)
Natural gas	150	209	307	209	274
Oil	119	195	337	112	118
Dry	18	35	106	44	61
Total wells drilled	287	439	750	365	453
UNDEVELOPED LAND HOLDINGS
Western Canada (000 acres)
Gross	4,390	6,058	5,538	4,402	3,672
Net	4,142	5,767	5,313	4,158	3,381
Average working interest (%)	94	95	96	94	92

(1)   The 2004 and prior years comparative figures have been restated to reflect the conversion ratio of three trust units issued for each Penn West common share pursuant to the Plan of Arrangement.

Summary Information – Quarterly Summary

	2005				2004
THREE MONTHS ENDED	Mar 31	June 30	Sept 30	Dec 31	Mar 31	June 30	Sept 30	Dec 31
($ millions, except per unit amounts)
FINANCIAL
Gross revenues	$405.3	$424.2	$535.0	$554.5	$346.1	$390.4	$384.3	$400.5
Cash flow(1)	260.1	257.0	334.9	332.6	181.2	211.2	236.5	237.8
Basic per unit	1.61	1.58	2.06	2.03	1.13	1.31	1.46	1.47
Diluted per unit	1.58	1.49	2.04	2.03	1.11	1.29	1.44	1.44
Net income	66.9	59.7	209.5	241.1	61.0	65.5	76.7	68.6
Basic per unit	0.41	0.37	1.29	1.48	0.38	0.41	0.48	0.42
Diluted per unit	$0.41	$0.34	$1.27	$1.46	$0.37	$0.40	$0.47	$0.42
OPERATING
Light oil and natural gas liquids production(bbls/day)	34,219	32,011	33,101	33,227	37,277	34,624	33,370	34,524
Light oil and natural gas liquids price ($/bbl)	$56.00	$59.05	$70.94	$64.28	$37.72	$39.80	$42.37	$48.57
Conventional heavy oil production(bbls/day)	18,943	18,622	18,533	18,726	13,968	19,692	19,596	19,257
Conventional heavy oil price ($/bbl)	$28.06	$31.22	$48.60	$34.95	$28.50	$30.17	$37.37	$29.89
Total liquids production (bbls/day)	53,162	50,633	51,634	51,953	51,245	54,316	52,966	53,781
Total liquids price ($/bbl)	$46.04	$48.81	$62.92	$53.71	$35.21	$36.30	$40.52	$41.88
Natural gas production(mmcf/day)	289.1	295.7	289.0	277.5	312.0	329.8	316.0	307.4
Natural gas price($/mcf)	$7.11	$7.41	$8.88	$11.66	$6.41	$7.03	$6.43	$6.83

(1) Cash flow, cash flow per unit-basic and cash flow per unit-diluted are non-GAAP measures. Refer to the calculation of cash flow in the MD&A.